EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM — (Toronto & New York)

MASONITE INTERNATIONAL CORPORATION INVESTS IN SACOPAN INC.

TORONTO, Ontario (December 9, 2002) — Masonite International Corporation announced today that it has purchased newly issued shares of Sacopan Inc. for approximately U.S.$9 million to hold a 50% interest in the company.

Sacopan is located in Sacré-Coeur, Québec and is now owned 50% by Masonite, 25% by SGF Rexfor Inc. and 25% by Boisaco Inc. Sacopan will remain an autonomous and independent entity.

SGF Rexfor is a subsidiary of Société générale de financement du Québec whose mission consists in carrying out economic development projects in cooperation with various partners and under normal profitability conditions. Since its restructuring in 1998, SGF has generated more than C$10 billion in investments and created 55,000 direct and indirect jobs. As of December 31, 2001, SGF’s consolidated assets exceeded C$3 billion. SGF includes 63 international partners operating various establishments in Quebec. (www.sgfqc.com)

Boisaco Inc has been operating a sawmill facility in Sacré-Coeur since 1985 and is owned equally by three entities: two workers’ co-operatives and an investment group. Boisaco Inc., whose annual revenue is approximately C$50 million, has over 600 employees.

Sacopan is a new state-of-the art facility that has recently begun to manufacture wood composite molded door facings. Sacopan will benefit from the wood composite manufacturing experience and technology of Masonite. Sacopan is strategically located to export its products to customers worldwide and provide additional capacity of molded door facings to Masonite’s door plants. Sacopan will source its fiber needs locally and will directly employ approximately 100 people.

Philip S. Orsino, President and Chief Executive Officer of Masonite stated “We are extremely pleased to be part of this modern facility located in the Province of Québec. We believe that the partnership among Masonite, SGF Rexfor and Boisaco Inc. will ensure the success of this new plant. We are proud to continue to invest in Québec where Masonite already has 6 manufacturing facilities which ship their products throughout Canada, the United States and Europe and which have approximately 1,000 employees.”

Claude Blanchet, Chairman of the Board, President and Chief Executive Officer of Société générale de financement du Québec, commented “This transaction is a perfect example of the SGF approach to economic development in Quebec. When SGF Rexfor invested in Sacopan, our main objective was to support the establishment of a high value-added facility in the wood processing industry. Today we are pleased that through its new association with an international partner like Masonite, Boisaco will be well positioned to ensure the success of Sacopan and the town of Sacré-Coeur.”

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

For more information contact:

Mr. Philip S. Orsino
President and Chief Executive Officer
Masonite International Corporation
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com